UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1/Final Amendment)

Under the Securities Exchange Act of 1934

SUMOTEXT INCORPORATED
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

866467103
(CUSIP Number)

September 17, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Doug Cooper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	5	SOLE VOTING POWER
0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-
EACH
REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH
0

	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2009 by Doug Cooper (the “Schedule 13-G”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-G. Except as expressly amended and supplemented by this Amendment, the Schedule 13-G is not amended or supplemented in any respect.

Item 4.	Ownership.

Item 4 of the Schedule 13-G is hereby amended and restated as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 shares of common stock

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote
0
	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class

Item 5 of the Schedule 13-G is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2010

/s/ Doug Cooper
Doug Cooper